Filed by Burlington Northern Santa Fe Corporation
pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company:  Burlington Northern Santa Fe Corporation
Commission File No.:  1-11535

On November 3, 2009, Burlington Northern Santa Fe Corporation (“BNSF”) posted on its website a set of Frequently Asked Questions concerning the proposed acquisition by Berkshire Hathaway Inc. of BNSF.  A copy of the Frequently Asked Questions follows:

Berkshire Hathaway Acquisition of BNSF
Frequently Asked Questions
Nov. 3, 2009

General Questions

1.	Why does Berkshire Hathaway want to own BNSF?

In Warren Buffett’s words, “Our country’s future prosperity depends on its having an efficient and well-maintained rail system. Conversely, America must grow and prosper for railroads to do well. Berkshire’s $34 billion investment in BNSF is a huge bet on that company, CEO Matt Rose and his team, and the railroad industry.

“But, most important of all, it’s an all-in wager on the economic future of the United States… I love these bets.”

2.	Why is this in the best interests of shareholders?

As Matt Rose said, “This transaction offers compelling value to our shareholders and is in the best interests of all of our constituents including our customers and employees.”  The transaction offers an approximately 30 percent premium to the recent BNSF share price and provides an opportunity for shareholders to participate in future growth through Berkshire Hathaway shares.

3.	What is the regulatory approval process?

We anticipate that the only material regulatory filings and approvals required in connection with the merger are a filing under the Hart-Scott-Rodino Antitrust Improvement Act at the Department of Justice and other appropriate governmental reviews and approvals. We expect the regulatory approvals will be obtained during the first quarter of 2010.

With respect to the Surface Transportation Board (STB), the law requires the STB to review and approve mergers between two railroads or when a railroad is purchased by an entity that owns or controls another railroad.  This is not a merger of railroads, and Berkshire Hathaway does not control any other railroads.  Under established precedent, the STB merger review regulations and process would not apply to a change in shareholder ownership which does not involve another railroad.   After the transaction is completed, the STB's established economic regulatory standards and procedures would continue to apply to BNSF Railway Company.

4.	What percentage of shareholder vote is required for approval?

In this transaction Delaware law requires BNSF to obtain  a vote of at least 66 ⅔% of the outstanding common stock not held by Berkshire Hathaway. The transaction does not require approval by Berkshire Hathaway’s shareholders.

5.	When do you expect the deal be finalized?

During  first quarter of 2010.

6.	Will BNSF corporate headquarters move to Omaha?

No.

7.	What effect will the transaction have on BNSF creditors?

We expect the transaction to have a minimal impact on our creditors.

8.	Are there financing conditions?

No.

9.	Who were the independent board members that did the review and decided what the best alternative would be for BNSF? What financial advisor was used?

All current Board members, except for Matt Rose, are independent. The independent directors reviewed and decided what the best alternative would be for BNSF.  Our financial advisors were Goldman, Sachs & Co. and Evercore Partners.

10.	How will the transaction impact the leadership of BNSF?

We do not expect changes.

11.	What is the break-up fee?

The break-up fee is $264 million.

12.	What about Berkshire Hathaway’s interest in BNSF competitors?

Berkshire Hathaway currently owns small positions in two other railroads and will dispose of those interests well in advance of the closing of the transaction.

Shareholders

13.	Will I receive the dividend which will be declared for payment in January? What about the first quarter dividend if it is declared before the closing?

Our fourth quarter dividend that was declared in October will be paid in January, as usual. If the closing of the merger would occur prior to when we would otherwise pay our first quarter dividend, we will accelerate the payment of the first quarter dividend and pay a prorated dividend based on the portion of the first quarter dividend period that is completed prior to closing.

14.	How does the collar work?

BNSF shareholders will receive a fixed dollar amount ($100) of Berkshire Hathaway shares for each existing BNI share for which they elect to receive stock consideration, as long as Berkshire Hathaway's Class A stock trades between approximately $80,000 and $125,000 over a defined period prior to the closing.  The exchange ratio is fixed at the end-points of the collar if the Berkshire Hathaway share price moves beyond those limits.  By way of example, if the Berkshire Hathaway share price is $130,000 at the time of closing, shareholders will receive approximately 0.00080 shares ($100/$125,000) of Berkshire Hathaway stock for each BNI share for which they elect to receive a stock consideration, or stock worth approximately $104 (0.00080 x $130,000). Alternatively, if the Berkshire Hathaway share price is $70,000 at the time of closing, shareholders will receive approximately 0.00125 shares ($100/$80,000) of Berkshire Hathaway stock for each BNI share for which they elect to receive a stock consideration, or stock worth approximately $88 (0.00125 x $70,000).

15.	Is the consideration I receive (between cash and Berkshire Hathaway stock) at my option?

Yes, but the relative amounts of cash and stock are subject to change as provided in the Merger Agreement in order to ensure that the ratio of cash consideration to stock consideration in the transaction is 60/40.  There will be more details in the proxy statement.

16.	How and when do I make an election?

You will receive an election form at least 30 days prior to the anticipated closing.  In order to make a proper election, you must return the completed election form no later than two business days prior to the closing.

17.	What happens if I don’t make an election?

If you don’t make an election and the Berkshire Hathaway Class A common stock’s average trading price over the specified period is within the collar, then your shares will be allocated between cash consideration and stock consideration in order to ensure that the ratio of cash consideration to stock consideration in the transaction is 60/40.  If you don’t make an election and the Berkshire Hathaway Class A common stock trades outside the collar you will be deemed to have made an election for the consideration that would yield the higher value, and then be subject to reallocation as necessary to ensure the 60/40 cash-stock mix.

18.	May I submit a form of election even if I do not vote to approve the merger agreement?

Yes.  You are not required to vote in favor of the merger in order to make an election.  However, your vote in favor of the merger is important.

19.	Help me understand the transaction’s tax effects to BNI shareholders.

If a shareholder receives solely BRK shares as consideration, the shareholder will recognize no gain or loss on the exchange, and, therefore, it is tax free.

If a shareholder receives solely cash as consideration, the shareholder recognizes capital gain/loss equal to the amount of cash received minus the shareholder's adjusted cost basis for the BNI shares.  The capital gain/loss will be short term or long term depending on the shareholder's holding period for the BNI shares.

If a shareholder receives a mixture of BRK shares and cash, the shareholder will recognize capital gain (but not loss) equal to the lesser of (a) the total gain that the shareholder would have recognized if the merger was not tax-free (total consideration received minus the shareholder's adjusted basis in all the BNI shares or (b) the amount of cash received.

BNI shareholders should discuss their election with their financial and/or tax advisors.

20.	Why is the transaction considered a merger? Isn’t Berkshire Hathaway just acquiring the stock of BNSF?

Berkshire Hathaway currently owns 22.6% of BNSF stock.  Berkshire Hathaway will acquire all of the outstanding common stock of BNSF that it does not already own. When the transaction is complete, the Company will be "merged" with a newly-formed wholly owned subsidiary of Berkshire Hathaway. This subsidiary will not have publicly traded securities but the ultimate parent, Berkshire Hathaway, is and will continue to be, a publicly traded company.

Forward-Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are "forward-looking statements" within the meaning of the federal securities laws.  Similarly, statements that describe BNSF’s or Berkshire Hathaway’s objectives, expectations, plans or goals are forward-looking statements.  Forward-looking statements include, without limitation, BNSF’s or Berkshire Hathaway’s expectations concerning the marketing outlook for their businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance.  Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire Hathaway. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to: adverse changes in economic or industry conditions, both in the United States and globally; continuing volatility in the capital or credit markets and other changes in the securities and capital markets; changes affecting customers or suppliers; competition and consolidation in the industries in which BNSF and Berkshire Hathaway compete; labor costs and labor difficulties; developments and changes in laws and regulations; developments in and losses resulting from claims and litigation; natural events such as severe weather, fires, floods and earthquakes or acts of terrorism; changes in operating conditions and costs; and the extent of BNSF’s or Berkshire Hathaway’s ability to achieve their operational and financial goals and initiatives.  In addition, the acquisition of BNSF by Berkshire Hathaway is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement for the acquisition, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in employee retention.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made.  We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs.  In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements.  Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements, including discussions of significant risk factors, may appear in BNSF’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, Berkshire Hathaway will file with the SEC a registration statement that will include a proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction.  Investors are urged to read the registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about BNSF, Berkshire Hathaway and the proposed transaction.  The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, Berkshire Hathaway’s website at www.berkshirehathaway.com and BNSF’s website at www.bnsf.com.  In addition, these documents (when they are available) can also be obtained free of charge from Berkshire Hathaway upon written request to the Corporate Secretary or by calling (402) 346-1400, or from BNSF upon written request to Linda Hurt or John Ambler or by calling (817) 352-6452 or (817) 867-6407.

BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC.  Information regarding the directors and executive officers of BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on February 13, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 16, 2009.  Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 13, 2009.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants will also be included in the registration statement and proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.